EXHIBIT 99.2
Peer Group
Boston Private Financial Holdings, Inc.
City National Bancshares Corporation
Commerce Bancshares, Inc.
Cullen/Frost Bankers, Inc.
First Citizens Bancshares, Inc.
FirstMerit Corporation
IBERIABANK Corporation
MB Financial, Inc.
NewAlliance Bancshares, Inc.
Private Bancorp, Inc.
Susquehanna Bancshares, Inc.
SVB Financial Group
Trustmark Corporation
Webster Financial Corporation
Wintrust Financial Corporation